UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)
EVINE Live, Inc.
(Name of Issuer)
COMMON STOCK, $0.01 par value per share
(Title of Class of Securities)
92047K-10-7
(CUSIP Number)

Arthur R. Block, Esq.

Executive Vice President,

General Counsel and Secretary

Comcast Corporation

One Comcast Center

Philadelphia, Pennsylvania 19103-2838

(215) 286-1700

Copy to:

William J. Chudd, Esq.

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 29, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 92047K-10-7
1.	Names of Reporting Persons. Comcast Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 7,141,849 (see Item 5)
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 7,141,849 (see Item 5)
	10.	Shared Dispositive Power 0 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,141,849 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5% (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92047K-10-7
1.	Names of Reporting Persons. NBCUniversal, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 7,141,849 (see Item 5)
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 7,141,849 (see Item 5)
	10.	Shared Dispositive Power 0 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,141,849 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5% (see Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92047K-10-7
1.	Names of Reporting Persons. NBCUniversal Media, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 7,141,849 (see Item 5)
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 7,141,849 (see Item 5)
	10.	Shared Dispositive Power 0 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,141,849 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.5% (see Item 5)
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 3 amends the Schedule 13D originally filed on February 7, 2011, as amended (this “Schedule 13D”), and is filed by Comcast Corporation (“Comcast”), for and on behalf of itself, NBCUniversal, LLC (“NBCUniversal Holdings”) and NBCUniversal Media, LLC (“NBCUniversal” and, together with Comcast and NBCUniversal Holdings, the “Reporting Persons”) with respect to the common stock, $0.01 per share par value (“Common Stock”), of EVINE Live, Inc. (formerly ValueVision Media, Inc.), a Minnesota corporation (the “Issuer”). NBCUniversal is a wholly owned subsidiary of NBCUniversal Holdings; Comcast owns 100% of NBCUniversal Holdings’ common equity.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On April 29, 2016, in connection with the transfer by GE Capital Equity Investments, Inc. (“GCEI”) of all of its shares of Common Stock to ASF Radio, L.P., a Delaware limited partnership (“ASF Radio”), (i) the Issuer, GCEI and NBCUniversal entered into an agreement (the “Termination Agreement”) that terminated, effective as of the execution of the Termination Agreement, that certain Amended and Restated Shareholder Agreement, dated as of February 25, 2009, among the same parties (the “Pre-Existing Shareholder Agreement”), (ii) the Issuer and NBCUniversal entered into a new Shareholder Agreement (the “Shareholder Agreement”) setting forth, among other things, NBCUniversal’s board and committee representation rights in effect from and after April 29, 2016 and (iii) the Issuer, ASF Radio (as successor to GCEI) and NBCUniversal entered into an amendment (the “Registration Rights Agreement Amendment”) to that certain Amended and Restated Registration Rights Agreement, dated as of February 25, 2009 (the “Registration Rights Agreement”), among the Issuer, GCEI and NBCUniversal to, among other things, allocate “demand” registration rights among NBCUniversal and ASF Radio. The terms of the Termination Agreement, the Shareholder Agreement and the Registration Rights Agreement Amendment are described in more detail in Item 6 below.

The Reporting Persons hold the Common Stock beneficially owned by them as an investment. The Reporting Persons no longer believe that their investment in the Common Stock is strategic and therefore may seek, subject to the terms of the Shareholder Agreement, to dispose of some or all of their interest in the Common Stock owned by them, at such time or times as the Reporting Persons determine, in the open market, in privately negotiated transactions, through a public offering upon exercise of registration rights or otherwise, depending on the course of action the Reporting Persons determine to pursue, the price and liquidity of the Common Stock, subsequent developments affecting the Company, the Company’s business and prospects, market and economic conditions, regulatory considerations and other factors.

Item 5. Interest in Securities of the Issuer.

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date of the filing, NBCUniversal beneficially owned in the aggregate 7,141,849 shares of Common Stock, representing approximately 12.5% of the shares of Common Stock outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares of Common Stock outstanding as of March 28, 2016, as reported in the Issuer’s Form 10-K filed on April 1, 2016). By virtue of the fact that NBCUniversal is a direct or indirect subsidiary of each of the other Reporting Persons, Comcast and NBCUniversal Holdings may each be deemed to beneficially own the shares of Common Stock owned by NBCUniversal.

Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock.

(b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

(c) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the shares of Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, understandings or Relationships with Respect to Securities of the Issuer.

On April 29, 2016, NBCUniversal entered into the Termination Agreement, the Shareholder Agreement and the Registration Rights Agreement Amendment.

Termination Agreement

Pursuant to the Termination Agreement, the Issuer, GCEI and NBCUniversal agreed to terminate the Pre-Existing Shareholder Agreement, effective as of the execution of the Termination Agreement. In addition, pursuant to the Termination Agreement, GCEI and the Issuer agreed to release certain claims against the other, and NBCUniversal agreed to waive certain claims against the Issuer with respect to the failure to have obtained NBCUniversal’s consent prior to April 29, 2016 pursuant to the Pre-Existing Shareholder Agreement.

The foregoing description of the Termination Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Termination Agreement, a copy of which is attached here as Exhibit 99.1.

Shareholder Agreement

Corporate Governance. As long as NBCUniversal together with certain Restricted Parties (as defined in the Shareholder Agreement) (collectively, the “Investor”) continue to beneficially own at least 5% of the total number of shares of outstanding Common Stock at any such time, the Investor will be entitled to designate one individual (the “Designee”) to be nominated to the Board of Directors of the Issuer (the “Board”).

Board Committees. As long as the Investor has the right to designate a Designee to the Board, unless otherwise agreed to by the Investor, (i) to the extent permitted by applicable law and the rules of and regulations of the securities exchange on which the Common Stock is listed, each of the Audit Committee, Human Resources and Compensation Committee and Corporate Governance and Nominating Committees of the Board must contain the Designee and (ii) the Investor has the right to designate the Designee to serve on each other committee of the Board.

Information Rights. So long as the Investor has the right to designate a Designee to the Board, the Issuer will provide it, but only upon written request by the Investor and subject to confidentiality restrictions contained in the Shareholder Agreement, with certain monthly, quarterly and annual financial reports and budgets and other information.

Certain Approval Matters. The Issuer has agreed not to take certain actions, including adopting or amending any shareholders rights plan or amending any of its organizational documents in a manner that would disadvantage the Investor in certain respects, without the prior written consent of the Investor.

No Reinstatement of Rights. The Issuer and the Investor have agreed that to the extent the Investor fails to satisfy any ownership threshold set forth in the Shareholder Agreement such that any rights of the Investor under the Shareholder Agreement and/or obligations of the Issuer under the Shareholder Agreement terminate, such terminated rights and/or obligations will not be reinstated if the Investor thereafter satisfies such ownership threshold.

Transfer Restrictions. Unless the Investor beneficially owns less than 5% or more than 90% of the outstanding Common Stock, the Investor may not sell, transfer or otherwise dispose of any of the shares of Common Stock, except for transfers: (i) to certain affiliates who agree to be bound by the provisions of the Shareholder Agreement; (ii) which have been consented to by the Issuer; (iii) pursuant to a third party tender offer; (iv) pursuant to a merger, consolidation or reorganization to which the Issuer is a party; (v) in a bona fide public distribution or bona fide public offering; (vi) pursuant to Rule 144 of the Securities Act of 1933; or (vii) in a private sale or pursuant to Rule 144A of the Securities Act of 1933; provided that, in the case of any transfer by the Investor pursuant to clause (v), (vi) or (vii), such transfer does not result in, to the knowledge of the Investor after reasonable inquiry, any other person acquiring, after giving effect to such transfer, beneficial ownership of more than 20% of the outstanding Common Stock without the prior written consent of the Issuer, which consent may not be unreasonably withheld.

The foregoing description of the Shareholder Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Shareholder Agreement, a copy of which is attached here as Exhibit 99.2.

Registration Rights Agreement Amendment

Pursuant to the Registration Rights Agreement, the Issuer has granted ASF Radio (as successor to GCEI), NBCUniversal and their affiliates and any transferees and assigns, an aggregate of five demand registration and unlimited piggy-back registration rights. Pursuant to the Registration Rights Agreement Amendment, the Issuer, ASF Radio and NBCUniversal have agreed, among other things, to allocate three of the five demand registration rights to NBCUniversal and its affiliates and the remaining two demand registration rights to ASF Radio and its affiliates.

The foregoing description of the Registration Rights Agreement Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement Amendment, a copy of which is attached here as Exhibit 99.3.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Description
99.1	Letter Agreement, dated as of April 29, 2016, among EVINE Live, Inc., GE Capital Equity Investments, Inc. and NBCUniversal Media, LLC
99.2	Shareholder Agreement, dated as of April 29, 2016, between EVINE Live, Inc. and NBCUniversal Media, LLC
99.3	Amendment to Amended and Restated Registration Rights Agreement, dated as of April 29, 2016, among EVINE Live, Inc., NBCUniversal Media, LLC and ASF Radio, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2016

COMCAST CORPORATION

/s/ Arthur R. Block
Name: Arthur R. Block Title: Executive Vice President, General Counsel and Secretary

NBCUNIVERSAL, LLC
/s/ Arthur R. Block
Name: Arthur R. Block Title: Executive Vice President

NBCUNIVERSAL MEDIA, LLC
/s/ Arthur R. Block
Name: Arthur R. Block Title: Executive Vice President

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF COMCAST CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Comcast Corporation (“Comcast”) are set forth below. If no business address is given, the director’s or officer’s business address is One Comcast Center, Philadelphia, Pennsylvania 19103-2838. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Comcast. All of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation (Name and Principal Business of Employer)
Directors
Kenneth J. Bacon	Partner at RailField Partners, a financial advisory and asset management firm
Madeline S. Bell	President and Chief Executive Officer of The Children’s Hospital of Philadelphia, a top-ranked children’s hospital in the United States
Sheldon M. Bonovitz	Chairman Emeritus of Duane Morris LLP, a law firm
Edward D. Breen	Chairman of the Board and Chief Executive Officer of E.I. du Pont de Nemours and Company
Joseph J. Collins	Chairman of Aegis, LLC
J. Michael Cook	Retired Chairman and Chief Executive Officer of Deloitte & Touche
Gerald L. Hassell	Chairman and Chief Executive Officer of The Bank of New York Mellon Corporation, a global investments company
Jeffrey A. Honickman	Chief Executive Officer of Pepsi-Cola and National Brand Beverages, Ltd., a bottling and distribution company
Eduardo G. Mestre	Senior Advisor to Evercore Partners Inc., an independent investment banking advisory firm
Brian L. Roberts	Chairman and Chief Executive Officer
Johnathan A. Rodgers	Retired President and Chief Executive Officer of TVOne, a cable network
Dr. Judith Rodin	President of The Rockefeller Foundation

Name and Business Address	Present Principal Occupation (Name and Principal Business of Employer)
Executive Officers
Brian L. Roberts	Chairman and Chief Executive Officer and President; Principal Executive Officer, NBCUniversal, LLC and NBCUniversal Media, LLC
Arthur R. Block, Esq.	Executive Vice President, General Counsel and Secretary; Executive Vice President, NBCUniversal, LLC and NBCUniversal Media, LLC
Stephen B. Burke 30 Rockefeller Plaza New York, New York 10112	Senior Executive Vice President; Chief Executive Officer and President, NBCUniversal, LLC and NBCUniversal Media, LLC
Michael J. Cavanagh	Senior Executive Vice President and Chief Financial Officer; Principal Financial Officer, NBCUniversal, LLC and NBCUniversal Media, LLC
David L. Cohen	Senior Executive Vice President; Senior Executive Vice President, NBCUniversal, LLC and NBCUniversal Media, LLC
Lawrence J. Salva	Executive Vice President and Chief Accounting Officer; Executive Vice President, NBCUniversal, LLC and NBCUniversal Media, LLC
Neil Smit	Senior Executive Vice President; President and Chief Executive Officer, Comcast Cable Communications, LLC

___________________

Notes:

(1)	Certain of the other individuals identified on this Schedule A-1 may have beneficial ownership of de minimis amounts of Issuer Common Stock held in investment accounts for which such individuals hold discretionary authority. Comcast disclaims beneficial ownership of any such shares.

SCHEDULE A-2

DIRECTORS OF NBCUNIVERSAL, LLC AND EXECUTIVE OFFICERS OF NBCUNIVERSAL, LLC AND NBCUNIVERSAL MEDIA, LLC

The name, business address, title, present principal occupation or employment of each of the directors of NBCUniversal, LLC (“NBCUniversal Holdings”) and each of the executive officers of NBCUniversal Holdings and NBCUniversal Media, LLC (“NBCUniversal”) are set forth below. If no business address is given, the director’s or officer’s business address is One Comcast Center, Philadelphia, Pennsylvania 19103-2838. All of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation (Name and Principal Business of Employer)
Directors of NBCUniversal Holdings
Arthur R. Block	Executive Vice President, NBCUniversal Holdings and NBCUniversal; Executive Vice President, General Counsel and Secretary, Comcast Corporation
Michael J. Cavanagh	Principal Financial Officer, NBCUniversal Holdings and NBCUniversal; Senior Executive Vice President and Chief Financial Officer, Comcast Corporation
David L. Cohen	Senior Executive Vice President, NBCUniversal Holdings and NBCUniversal; Senior Executive Vice President, Comcast Corporation

Name and Business Address	Present Principal Occupation (Name and Principal Business of Employer)
Executive Officers of NBCUniversal Holdings and NBCUniversal
Brian L. Roberts	Principal Executive Officer, NBCUniversal Holdings and NBCUniversal; Chairman and Chief Executive Officer and President, Comcast Corporation
Arthur R. Block	Executive Vice President, NBCUniversal Holdings and NBCUniversal; Executive Vice President, General Counsel and Secretary, Comcast Corporation
Stephen B. Burke 30 Rockefeller Plaza New York, New York 10112	Chief Executive Officer and President, NBCUniversal Holdings and NBCUniversal; Senior Executive Vice President, Comcast Corporation
Michael J. Cavanagh	Principal Financial Officer, NBCUniversal Holdings and NBCUniversal; Senior Executive Vice President and Chief Financial Officer, Comcast Corporation

Name and Business Address	Present Principal Occupation (Name and Principal Business of Employer)
David L. Cohen	Senior Executive Vice President, NBCUniversal Holdings and NBCUniversal; Senior Executive Vice President, Comcast Corporation
Lawrence J. Salva	Executive Vice President, NBCUniversal Holdings and NBCUniversal; Executive Vice President and Chief Accounting Officer, Comcast Corporation

___________________

Notes:

(1)	NBCUniversal does not have a board of directors, and is managed by NBCUniversal Holdings as its sole member.

(2)	Certain of the other individuals identified on this Schedule A-2 may have beneficial ownership of de minimis amounts of Issuer Common Stock held in investment accounts for which such individuals hold discretionary authority. Comcast disclaims beneficial ownership of any such shares.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Letter Agreement, dated as of April 29, 2016, among EVINE Live, Inc., GE Capital Equity Investments, Inc. and NBCUniversal Media, LLC
99.2	Shareholder Agreement, dated as of April 29, 2016, between EVINE Live, Inc. and NBCUniversal Media, LLC
99.3	Amendment to Amended and Restated Registration Rights Agreement, dated as of April 29, 2016, among EVINE Live, Inc., NBCUniversal Media, LLC and ASF Radio, L.P.